UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.9 )

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2003

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ?

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Solve Voting Power	6,973,227

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	6,973,227

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,973,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented Amount in Row (11)	11.61%

14	Type of Reporting Person	CO

Schedule 13D/A

This Amendment No. 9 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read as follows:

The business conducted by the Issuer was initially developed by MTI prior to June 1997, and was contributed to Plug Power, LLC (the predecessor of the Company) in exchange for equity interests.

On December 20, 2002, MTI entered into an exchange transaction with First Albany Companies Inc. (FAC) where 8 million shares of MTI common stock owned by FAC were exchanged for 2,721,088 shares of Plug Power common stock owned by MTI.

On December 17, 2001, MTI entered into a plan under Rule 10b5-1 (the "Plan") pursuant to which MTI will sell shares of Common Stock of the Issuer. The Plan provided for the sale of, and MTI sold 1.2 million shares in 2002. The Plan provides for the sale of, and MTI intends to sell, 2 million shares in 2003. As of July 18, 2003, 2,300,000 shares of Common Stock of the Issuer have been sold pursuant to the Plan. Under the terms of the Plan, MTI may terminate the Plan at any time.

In addition to the foregoing, as significant shareholders of Plug Power, MTI may consider, from time to time, (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of July 18, 2003:

(a) MTI is the direct and beneficial owner of 6,973,227 shares of the Issuer Common Stock, including shares covered by the Plan, representing 11.61% of the Common Stock outstanding.

(b) MTI has the sole power to vote and sole dispositive power for 6,973,227 shares of the Issuer Common Stock.

(c) During the past sixty (60) days MTI has sold shares of Common Stock of the Issuer, in open market transactions, as follows:

Date	Number of shares	Price per share	Date	Number of shares	Price per share
05/20/03	11,500	$ 5.1908	06/19/03	5,000	$ 5.0922
05/21/03	10,958	$ 5.0565	06/20/03	6,636	$ 5.0771
05/22/03	13,000	$ 5.0065	06/23/03	1,500	$ 5.0600
05/23/03	10,000	$ 5.0589	06/24/03	5,000	$ 4.7800
05/27/03	29,799	$ 5.2153	06/25/03	7,500	$ 4.8422
05/28/03	6,800	$ 5.3014	06/26/03	6,500	$ 4.8201
05/29/03	6,840	$ 5.3612	06/27/03	10,500	$ 4.8649
05/30/03	12,500	$ 5.4161	06/30/03	17,000	$ 4.7571
06/02/03	2,500	$ 5.3852	07/01/03	5,300	$ 4.5262
06/03/03	2,700	$ 5.3537	07/02/03	5,100	$ 4.5772
06/04/03	10,200	$ 5.5740	07/03/03	5,000	$ 4.6422
06/05/03	2,500	$ 5.5519	07/07/03	10,600	$ 4.6422
06/06/03	5,000	$ 5.5197	07/08/03	7,700	$ 4.8978
06/09/03	6,161	$ 5.3834	07/09/03	5,000	$ 4.9550
06/10/03	5,000	$ 5.3645	07/10/03	5,000	$ 4.9092
06/11/03	7,500	$ 5.3299	07/11/03	3,500	$ 4.9566
06/12/03	5,000	$ 5.2846	07/14/03	7,600	$ 4.9977
06/13/03	7,500	$ 5.1052	07/15/03	6,900	$ 4.7554
06/16/03	5,364	$ 5.1779	07/16/03	7,500	$ 4.7567
06/17/03	5,000	$ 5.2177	07/17/03	3,700	$ 4.6748
06/18/03	5,000	$ 5.1292	07/18/03	27,100	$ 4.6218

No other Control Person has purchased or sold any shares of Plug Power Common Stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: July 22, 2003

Mechanical Technology Incorporated

s/Cynthia A. Scheuer
By: Cynthia A. Scheuer